UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NCS Healthcare, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

62887410
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

May 1, 2002
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(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 2 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,293,209
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,293,209
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,293,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
6.6%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 3 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		607,125
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		607,125
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
607,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.0%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP NO. 62887410	PAGE 4 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		607,125
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		607,125
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
607,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.0%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 5 OF 8 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		95,107
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,107
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
95,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.5%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 6 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		95,107
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		95,107
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
95,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.5%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 7 OF 8 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 1 to Schedule 13d ("Amendment No. 1") should be read in conjunction with the Schedule 13D dated May 8, 2001 ("Schedule 13D") as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 1 amends the
Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment No. 1.

	This filing of Amendment No. 1 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the Class A common stock , $.01 par value (the "Shares") of NCS Healthcare, Inc. (the "Company"). The principal executive offices of the Company are located at 3201 Enterprise Parkway, Suite 220, Beachwood, OH 44122.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

		Item 3 is amended by adding the following paragraph.

On May 1, 2002, the institutional investor on whose behalf the Account is managed transferred an aggregate of $6,535,000 principal amount of the Debentures to the Account.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Item 5(a) is deleted in its entirety and amended as set forth below:

	(a)	B III beneficially owns, as a result of its ownership of the
Debentures, and DDJ Capital III, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III, 607,125 Shares (assuming conversion of the Debentures) or approximately 3.0% of the Company. B III-A beneficially owns, as a result of its ownership of the Debentures, and GP III-A, LLC and DDJ beneficially own, as general

SCHEDULE 13D
CUSIP NO. 62887410	PAGE 8 OF 8 PAGES


partner and investment manager, respectively of B III-A, 95,107 Shares (assuming conversion of the Debentures) or approximately 0.5% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 590,978 Shares (assuming conversion of the Debentures), or approximately 3.1% of the outstanding Shares of the Company. DDJ, as investment manager to the Funds may be deemed to beneficially own 1,293,209 Shares, or approximately 6.6% of the outstanding Shares of the Company.

Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC

By:	/ s / Wendy Schnipper Clayton
	-------------------------------------------
	Wendy Schnipper Clayton
	Attorney-In-Fact*

* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.